Filed Pursuant to Rule 433

Registration Statement No. 333-151351

Press Release	For Immediate Release June 25, 2008

Uruguay Announces Reopening Spread for the New 2036 Global Bonds

Montevideo, Uruguay: The Republic of Uruguay, in accordance with the schedule of its offer launched on June 24, 2008 to holders in the United States (the “US Offer”) of 14 series of outstanding foreign currency external bonds of Uruguay (the “Eligible Bonds”) to exchange those instruments for U.S. Dollar 7.625% Bonds due 2036 (the “2036 Global Bonds”) to be issued by the Republic of Uruguay upon settlement of the transaction, announced today that it would reopen the 2036 Global Bonds at a spread of 2.35% above the mid-market 30-year swap rate displayed on Bloomberg under IRSB18 at 11:00 a.m., New York City time, on the first trading day after the expiration date. The same spread is being set for the purpose of exchange offers being conducted simultaneously outside the United States.

Information regarding the US Offer is described in a Prospectus dated June 20, 2008 and a Prospectus Supplement dated June 24, 2008, that have been filed with the U.S. Securities and Exchange Commission.

The US Offer will expire at 5.00 p.m., New York time, on June 26, 2008, unless extended or terminated earlier. Settlement is currently expected to take place on July 10, 2008.

Citigroup Global Markets Inc. acts as Dealer Manager for the US Offer, and Citibank N.A. acts as Exchange Agent.

Qualified holders of Eligible Bonds desiring to participate in the US Offer must tender their Eligible Bonds through participants in DTC, Euroclear or Clearstream, Luxembourg, and follow the procedures described in the Prospectus Supplement, which can be obtained by contacting Global Bondholder Services Corporation, the information agent for the US Offer, at info@gbsc-usa.com or at 1-212-925-1630.

The US Offer is being made pursuant to the Prospectus Supplement and the Prospectus, which are available on the SEC website at:

http://www.sec.gov/Archives/edgar/data/102385/000095012308007171/c73700e424b2.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342308000510/repofur-sba1_0619.htm

Uruguay has filed a Registration Statement (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that Registration Statement and other documents Uruguay has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Uruguay or the information agent will arrange to send you the Prospectus, the Prospectus Supplement and any other prospectus supplement for this offering if you request it by calling Global Bondholder Services Corporation at 1-212-925-1630.

This announcement is not an offer or a solicitation of offers to exchange any securities. The US Offer is being made solely by the Prospectus Supplement and Prospectus referred to above. The distribution of materials relating to the US Offer, and the transactions contemplated by the US Offer, may be restricted by law in certain jurisdictions. If materials relating to the US Offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. The materials relating to the US Offer do not constitute, and may not be used in connection with, an offer or solicitation in any place where such offer or solicitation is not permitted by law.